SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                   AAON, INC.
                                (Name of Issuer)

                          Common Stock, par value $.004
                         (Title of Class of Securities)

                                    000360206
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 3 pages
<PAGE 2>
                                  SCHEDULE 13G

Item 1.

             (a)    Name of Issuer:  AAON, Inc.

             (b)    Address of Issuer's Principal Executive Office:

                         2425 South Yukon, Tulsa, Oklahoma 74107.

Item 2.

             (a) Name (and Type) of Person Filing: Norman H. Asbjornson (IN) Social Security No. ###-##-####

             (b)    Address of Principal Business Office:

                         2425 South Yukon, Tulsa, Oklahoma 74107.

             (c)    Citizenship:  U.S.

             (d)    Title of Class of Securities: Common Stock, par value $.004

             (e)    CUSIP Number:  000360206


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a "person" listed in (a)-(h): No


Item 4.             Ownership

             (a)    Amount Beneficially Owned:  1,138,226

             (b)    Percent of Class:   18.2%

             (c)    Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote: 1,138,226

                      (ii)   shared power to vote or to direct the vote:  -0-

                     (iii) sole power to dispose or to direct the disposition of: 1,138,226

                      (iv) shared power to dispose or to direct the disposition of: -0-


                                Page 2 of 3 pages
<PAGE 3>
Item 5.      Ownership of Five Percent or Less of a Class.  N/A


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A


Item 8.      Identification and Classification of Members of the Group.  N/A


Item 9.      Notice of Dissolution of Group.  N/A


Item 10.     Certification.  N/A.


                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                January 18, 2000
                                        ---------------------------------
                                                      Date


                                            /s/ Norman H. Asbjornson
                                        ---------------------------------
                                                     Signature


                                         Norman H. Asbjornson, President
                                        ---------------------------------
                                                    Name/Title

                                Page 3 of 3 pages